UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

Civil Action
No: 13-cv-12631-WGY

McCLURE
Plaintiff

v.

RUSSELL COMMODITY STRATEGIES FUND
Defendant

ORDER FOR CLOSURE

YOUNG, D.J.

      In order to avoid the necessity for counsel to appear at periodic status conferences, it is hereby ORDERED that the above-entitled action be and hereby is CLOSED without entry of judgment. All material statutes of limitation are tolled as of the date of the filing of the complaint herein as to all matters raised therein. The case may be reopened upon motion by any party demonstrating that the above-entitled impediment to trial has been removed. This closure is without prejudice to either party moving to restore it to the docket, if any further action is required.

By the Court,

**   /s/ Jennifer Gaudet   **
Deputy Clerk

February 28, 2017